Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces Dave Oldreive as new Executive Vice President of Downstream

Calgary, Alberta (June 6, 2023) – Suncor (TSX: SU) (NYSE: SU) today announced that Dave Oldreive will be joining Suncor as executive vice president, Downstream.

Dave brings nearly 30 years of energy industry experience, including extensive experience in Canadian refining and a keen understanding of the Canadian market. He is known for delivering operational excellence and enhanced competitiveness as well as for transforming culture and leadership.

Through his career with ExxonMobil and Imperial Oil working in Canada, the United States and Singapore, Dave has had a variety of roles in engineering, operations, supply, and corporate functions with increasing responsibility. In his most recent position as the head of ExxonMobil’s Baton Rouge refinery he was responsible for all aspects of safe, reliable and profitable operations of the refinery. Prior to that, Dave was the refinery manager for Imperial Oil’s Strathcona refinery.

Dave holds a mechanical engineering degree from Dalhousie University and a Master of Business Administration from Saint Mary’s University.

“Dave will be a great addition to the executive leadership team as we drive clarity, simplification and focus to achieve superior safety, reliability, and operational excellence performance, and profitability,” says Rich Kruger, President and Chief Executive Officer. “He brings extensive experience and leadership to this role.”

Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the United States and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

(800) 558-9071

invest@suncor.com

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